AMENDMENT NO. 1 TO

AGREEMENT TO WAIVE FEES AND REIMBURSE EXPENSES

This Amendment is made as of the 15th day of February, 2013, between Monetta Trust, a Massachusetts business trust (the “Trust”), and Monetta Financial Services, Inc., a Delaware corporation (the “Adviser”).

RECITALS:

WHEREAS, the Trust, on behalf of its series the Monetta Young Investor Fund (the “Fund”), and the Adviser entered into an Agreement to Waive Fees and Reimburse Expenses (the “Agreement”) dated December 12, 2006, as revised April 28, 2011; and

WHEREAS, under the Agreement the Adviser agreed to waive fees and reimburse the expenses of the Fund to ensure that the actual expenses incurred by the Fund, after recognizing the benefits of custody or other credits, fee waivers, and expense reimbursements, do not exceed 1.00% of the Fund’s average daily net assets annually; and

WHEREAS, the parties desire to extend the duration of the Agreement.

NOW, THEREFORE, the parties agree that Paragraph 2 of the Agreement is revised and restated as follows:

2.      Duration of the Agreement. This Agreement shall be effective for an initial period beginning on the date above stated and ending on April 30, 2014.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Amendment, all as of the date first written above.

MONETTA TRUST	MONETTA FINANCIAL SERVICES, INC.

/s/ Mark F. Ogan	/s/ Robert S. Bacarella
Mark F. Ogan	Robert S. Bacarella
Chairman	President